Exhibit 99.2

IMV Inc. Announces Pricing of Public Offering

Dartmouth, Nova Scotia; July 15, 2021 – IMV Inc. (“IMV” or the “Corporation”) (NASDAQ: IMV; TSX: IMV), a clinical-stage immuno-oncology corporation, announced today the pricing of its previously-announced underwritten public offering (the “Offering”) of 14,285,714 units (the “Units”) at a price to the public of US$1.75 per Unit, for aggregate gross proceeds to the Corporation of approximately US$25 million, before deducting underwriting commissions and Offering expenses and excluding any proceeds the Corporation may receive from the exercise of the underlying warrants. Each Unit will be comprised of one common share and three-quarters of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at a price of US$2.10 per common share, subject to adjustment in certain events, during a period of 60 months following the date of the closing of the Offering. All of the securities are being offered by the Corporation.

The Corporation intends to use the net proceeds of the Offering to continue the clinical development of maveropepimut-S (DPX-Survivac) in diffuse large B cell lymphoma (DLBCL), breast cancer, ovarian cancer, bladder cancer and microsatellite instability high (MSI-H), start the clinical development of a new product, DPX-SurMAGE, in bladder cancer, continue the development of its proprietary drug delivery platform (DPX) and for general corporate purposes.

Wells Fargo Securities and Cantor are acting as joint book-running managers for the Offering. BTIG is acting as lead manager and iA Private Wealth is acting as co-manager.

The Offering is expected to close on or about July 20, 2021, subject to the satisfaction of customary closing conditions, including the listing of the common shares underlying the Units and the Warrants to be issued under the Offering on the TSX and Nasdaq and any required approvals of each exchange.

The Offering is being made pursuant to a U.S. registration statement on Form F-10, declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 16, 2020 (the “Registration Statement”), and the Corporation’s Canadian final short form base shelf prospectus dated June 26, 2020, as amended on October 15, 2020 (collectively, the “Base Prospectus”). A preliminary prospectus supplement dated July 14, 2021 relating to the Offering has been filed with the securities commissions in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador in Canada, and with the SEC in the United States, and a final prospectus supplement relating to the Offering (the “Supplement”) will be filed with the securities commissions in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador in Canada, and with the SEC in the United States. The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying Base Prospectus, once available, can be found for free on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained, once available, in the United States from Wells Fargo Securities, Attn: Equity Syndicate Department, 500 West 33rd Street, New York, NY 10001, by telephone at (800) 326-5897, or by email at cmclientsupport@wellsfargo.com or from Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Avenue, 4th Floor, New York, New York 10022 or by email at prospectus@cantor.com, or in Canada from Wells Fargo Securities Canada, Ltd., 22 Adelaide Street West, Suite 2200, Toronto, ON, M5H 4E3, Attn: Akshay Pattni, email: akshay.pattni@wellsfargo.com or from Cantor Fitzgerald Canada Corporation, Attn: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Corporation has filed before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About IMV Inc.

IMV Inc. is a clinical stage biopharmaceutical company developing a new class of immunotherapies based on its proprietary drug delivery platform (DPX) to potentially treat different forms of cancer, including, but not limited to DLBCL, breast, advanced ovarian and bladder cancers. IMV’s immunotherapies are being evaluated as a combination therapy in the treatment of some of these cancers as well.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking information under applicable securities laws. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Offering, the anticipated use of proceeds from the Offering and the expected closing of the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to known and unknown risks and uncertainties affecting the Corporation, including satisfaction of closing conditions, access to capital, the successful design and completion of clinical trials, the receipt and timely receipt of all regulatory approvals and other risks detailed in the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein.  IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein.

###

Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.

O: (902) 492-1819 ext : 1042

M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors

O: (646) 970-4681

M: (917) 734-7387

E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.

M: (514) 968 1046

E: ddavan@imv-inc.com

Madeline Joanis, Account Executive, LifeSci Communications

M: (603) 479 5267

E: mjoanis@lifescicomms.com